Abigail Edna Disney

Summary:

Abigail Disney is a renowned American documentary film producer, philanthropist, and social activist. Born into the Disney family, she has carved a distinct path for herself by leveraging her platform and resources to bring attention to pressing social issues. As a film producer, she has been behind a number of critically acclaimed documentaries including the award-winning "Pray the Devil Back to Hell" and "The Armor of Light". As a philanthropist, she has established foundations focused on combating poverty and promoting peace. Throughout her career, she has shown a commitment to social activism, championing causes such as wage equality and tax reform. Despite her family ties, Disney has not shied away from critiquing The Walt Disney Company on matters of compensation and workplace conditions. She holds a BA in English Literature from Yale University, an MA in English Literature from Stanford University, and a PhD in Philosophy from Columbia University.

Work History:

1. Film Producer (2008 - Present)
  - Produced award-winning documentaries such as "Pray the Devil Back to Hell" (2008) and "The Armor of Light" (2015).
  - Co-founded Fork Films, a New York-based production company, in 2007.
  - Produced a five-part series for PBS, "Women, War & Peace" which aired in 2011.
  - Made her directorial debut with "The Armor of Light" in 2015.
  - Partnered with Killer Content to launch Level Forward, a film, television and theater production company in 2018.

2. Philanthropist (1991 - Present)
  - Established The Daphne Foundation in 1991 with her husband Pierre Hauser to fight poverty in New York City.
  - Founded Peace is Loud, a nonprofit organization highlighting women peacebuilders in 2008.
  - Worked with Nobel laureate Leymah Gbowee on peacebuilding initiatives in Congo and Sri Lanka.

3. Social Activist (2012 - Present)
  - Renounced her share of profits from the Disney family investment in Ahava cosmetics due to its West Bank settlement factory in 2012.
  - Joined women peacebuilders to cross the De-Militarized Zone separating2015.
  - Member of The Patriotic Millionaires, a group advocating for on the wealthy.

4. Critic of The Walt Disney Company (2019 - Present)
  - Criticized the company's CEO compensation and working conditions at Disneyland in 2019.
  - Criticized the company for furloughing workers during the COVID-19 pandemic in 2020.
  - the company for its stance on Florida House Bill 1557 in 2022.

Educational History:

- Bachelor of Arts in English Literature from Yale University (1982)
- Master of Arts in English Literature from Stanford University
- PhD in Philosophy from Columbia University (1994)